sgiove@shearman.com 212-848-7325	April 13, 2012

Via EDGAR

Ms. Kathryn T. Jacobson

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Viacom Inc.

SEC Comment Letter dated March 30, 2012

Dear Ms. Jacobson:

By this letter, I am confirming on behalf of our client, Viacom Inc. (the “Company”), our conversation from earlier today pursuant to which we informed you that the Company will file its response to the above-referenced comment letter received from the staff of the Securities and Exchange Commission on or prior to April 27, 2012.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove

Stephen T. Giove

Partner

STG/mo